January 2, 2014

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Papa John’s International, Inc.
Form 10-K for Fiscal Year Ended December 30, 2012
Filed February 28, 2013
Form 10-Q for Fiscal Quarter Ended September 29, 2013
Filed November 5, 2013
File No. 000-21660

Dear Mr. Shenk:

Papa John’s International, Inc. (the “Company”) received a comment letter from the U.S Securities and Exchange Commission (the “SEC”) dated December 27, 2013 in regard to the above referenced filings. This letter will confirm that the Company contacted the SEC staff to request an extension of time to respond beyond the period indicated in the letter, and was granted an extension to respond no later than January 24, 2014.

Please direct any comments or questions to me at (502) 261-4218.

Sincerely,
Papa John’s International, Inc.

/s/ Lance F. Tucker

Lance F. Tucker
Senior Vice President, Chief Financial Officer,
Chief Administrative Officer, and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

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